Exhibit 99.1

BioBlast Pharma Reports Second Quarter Financial Results

Tel Aviv, Israel August 21, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the second quarter ended June 30, 2015.

BioBlast ended the second quarter of 2015 with $26.2 million in cash and short-term bank deposits, having spent $3.7 million in total expenses during the quarter.

Colin Foster, President & CEO, said “During the second quarter we made significant progress in advancing our clinical and regulatory activities in the USA, Canada, and Israel across our pipeline of drug candidates. Of note, recently the U.S. Food and Drug Administration (FDA) granted Fast Track Designation and clearance to proceed with an Investigational New Drug Application (IND) for the development of Cabaletta to treat patients with oculopharyngeal muscular dystrophy (OPMD). Additionally, we have been granted an orphan drug designation from the European Commission for Cabaletta for the treatment of OPMD and Spinocerebellar Ataxia (SCA). Both of these events will help to expedite the continued development of our lead drug candidate in the United States and Europe. Moreover, we have announced positive preclinical in-vitro and in-vivo proof-of-concept study results of our novel read-through drug candidate (BBrm02) for Spinal Muscular Atrophy (SMA). This recent development will accelerate the BBrm2 platform into the clinical stage.”

Second Quarter 2015 Financial Results:

•	Research and development (R&D) expenses for the second quarter of 2015 were $2.14 million, compared to $1.95 million in the first quarter of 2015 and $0.72 million in the second quarter of 2014. The increase compared to the first quarter of 2015 was primarily due to a $0.37 million increase in clinical study and manufacturing expenses related to the Cabaletta platform, as well as an increase of $0.08 million in payroll expenses, offset by a $0.33 million decrease in pre-clinical study expenses related to SMA.

•	General and administrative (G&A) expenses for the second quarter of 2015 were $1.6 million, compared to $1.37 million in the first quarter of 2015 and $0.39 million in the second quarter of 2014. The increase compared to the first quarter was primarily due to $0.16 million of professional services expenses related to our U.S. operation and a $0.02 million increase in insurance and other office expenses.

•	Net loss for the second quarter of 2015 was $3.69 million, or $0.26 per share, compared to $3.3 million, or $0.23 per share, in the first quarter of 2015, and $1.11 million, or $0.10 per share, in the second quarter of 2014.

Balance Sheet Highlights:

•	Cash and cash equivalents (including short-term bank deposits) totaled $26.2 million as of June 30, 2015, compared to $32.6 million on December 31, 2014, and $4.24 million on June 30, 2014. The decrease compared to December 31, 2014, reflects the cash used in operations during the period.

•	Shareholders' equity totaled $25.1 million as of June 30, 2015, compared to $30.7 million on December 31, 2014, and $3.8 million on June 30, 2014.

Second Quarter and Recent Corporate Highlights:

•	On April 9, 2015, the FDA granted Fast Track Designation to Cabaletta for the treatment of patients with OPMD.

•	On June 15, 2015, the Company announced that it was moving forward with a double blind placebo controlled Phase 3 pivotal study in the United States and Canada for Cabaletta in OPMD. The new pivotal study reflects positive signals reported from the current HOPEMD study in which recruitment is terminated at 25 patients who will continue to be followed through the remainder of the study.

•	On June 22, 2015, the Company announced positive preclinical in-vitro and in-vivo proof-of-concept study results of BBrm02 for SMA. BBrm02 is a proprietary, intrathecal formulation of azithromycin.

•	On June 25, 2015, the Company announced that it has been granted orphan drug designation from the European Commission for Cabaletta for the treatment of OPMD.

•	On June 29, 2015, the Company announced that it has been granted orphan drug designation from the European Commission for Cabaletta for the treatment of SCA.

About BioBlast Pharma Ltd.

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on a deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. BioBlast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses the timing and advancement of its product candidates, including the clinical trial and approval processes, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-6979

Bio Blast Pharma Ltd

Consolidated Statement of Operation

(U.S. dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$2,142	$721	$4,094	$1,163
General and administrative	1,596	391	2,962	590
Total operating expenses
	3,738	1,112	7,056	1,753

Financial expenses (income), net	(55)	2	(76)	6

Net comprehensive loss	3,683	1,114	6,980	1,759

Taxes on income	3	-	5	-

Net loss attributable to holders of Ordinary shares	$3,686	$1,114	$6,985	$1,759
Net basic and diluted loss per share	$0.26	$0.10	$0.49	$0.16
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	14,230,480	11,030,480	14,230,480	10,873,973

Bio Blast Pharma Ltd

Consolidated Balance Sheet Data

(U.S. dollars in thousands)

ASSETS

	June 30,	December 31,
	2015	2014
	(unaudited)
Current assets:
Cash and cash equivalents	$9,122	$10,583
Short term bank deposits	17,106	22,028
Receivables and prepaid expenses	585	274

Total current assets	26,813	32,885

Long-term assets:
Long-term deposit	11	9
Property and equipment, net	75	60
Total long-term assets	86	69

Total assets	$26,899	$32,954

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$761	$1,285
Other accounts payable	975	995

Total current liabilities	1,736	2,280

Long term liabilities:
Accrued severance pay	32	-
Total long term liabilities	32	-
Shareholders’ equity:
Share capital	39	39
Additional paid-in capital	40,499	39,057
Accumulated deficit	(15,407)	(8,422)

Total shareholders’ equity	25,131	30,674

Total liabilities and shareholders’ equity	$26,899	$32,954

BioBlast Pharma Ltd

Consolidated Cash Flow Data

(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(3,686)	$(1,114)	$(6,985)	$(1,759)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	1	6	1
Stock based compensation	722	5	1,442	14
Interest on short term deposit	(31)	-	(78)	-
Changes in operating assets and liabilities:
Receivables and prepaid expenses	91	(78)	(311)	(115)
Long-term deposit	-	-	(2)	3
Trade payables	(46)	270	(524)	231
Other accounts payable	43	252	(20)	353
Accrued severance pay	19	-	32	-
Net cash used in operating activities	(2,885)	(664)	(6,440)	(1,272)

Cash flow from investing activities:

Investment in short term bank deposits	5,000	-	5,000	-
Purchase of property and equipment	(4)	(28)	(21)	(29)
Net cash provided by (used in) investing activities	4,996	(28)	4,979	(29)

Cash flow from financing activities:

Issuance of shares, net	-	-	-	5,371
Deferred issuance expenses	-	(20)	-	(97)
Net cash provided by (used in) financing activities	-	(20)	-	5,274

Increase (decrease) in cash and cash equivalents	2,111	(712)	(1,461)	3,973

Cash and cash equivalents at the beginning of the period	7,011	4,955	10,583	270

Cash and cash equivalents at the end of the period	$9,122	$4,243	$9,122	$4,243